Exhibit 99.1

JD.com Announces Second Quarter and Interim 2022 Results

Beijing, China—August 23, 2022—JD.com, Inc. (NASDAQ: JD and HKEX: 9618), a leading supply chain-based technology and service provider, today announced its unaudited financial results for the three and six months ended June 30, 2022.

Second Quarter 2022 Highlights

•

Net revenues for the second quarter of 2022 were RMB267.6 billion (US$[1]40.0 billion), an increase of 5.4% from the second quarter of 2021. Net service revenues for the second quarter of 2022 were RMB41.6 billion (US$6.2 billion), an increase of 21.9% from the second quarter of 2021.

•

Income from operations for the second quarter of 2022 was RMB3.8 billion (US$0.6 billion), compared to RMB0.3 billion for the same period last year. Non-GAAP[2] income from operations was RMB5.8 billion (US$0.9 billion) for the second quarter of 2022, as compared to RMB2.5 billion for the second quarter of 2021. Operating margin of JD Retail before unallocated items for the second quarter of 2022 was 3.4%, compared to 2.6% for the second quarter of 2021.

•

Net income attributable to ordinary shareholders for the second quarter of 2022 was RMB4.4 billion (US$0.7 billion), compared to RMB0.8 billion for the same period last year. Non-GAAP net income attributable to ordinary shareholders for the second quarter of 2022 was RMB6.5 billion (US$1.0 billion), as compared to RMB4.6 billion for the same period last year.

•

Diluted net income per ADS for the second quarter of 2022 was RMB2.74 (US$0.41), compared to RMB0.50 for the second quarter of 2021. Non-GAAP diluted net income per ADS for the second quarter of 2022 was RMB4.06 (US$0.61), compared to RMB2.90 for the same period last year.

•

Operating cash flow for the twelve months ended June 30, 2022 was RMB51.1 billion (US$7.6 billion), compared to RMB38.9 billion for the twelve months ended June 30, 2021. Free cash flow, which excludes the impact from JD Baitiao receivables included in the operating cash flow, for the twelve months ended June 30, 2022 was RMB27.7 billion (US$4.1 billion), compared to RMB31.9 billion for the twelve months ended June 30, 2021.

•	Annual active customer accounts[3] increased by 9.2% to 580.8 million in the twelve months ended June 30, 2022 from 531.9 million in the twelve months ended June 30, 2021.

1

The U.S. dollar (US$) amounts disclosed in this announcement, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this announcement is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2022, which was RMB6.6981 to US$1.00. The percentages stated in this announcement are calculated based on the RMB amounts.

2	See the sections entitled “Non-GAAP Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this announcement.
3	Annual active customer accounts are customer accounts that made at least one purchase during the twelve months ended on the respective dates, whether through online retail or online marketplace.

“JD.com’s resilient business model, industry-leading supply chain capabilities and efficient operations helped us deliver solid quarterly results amidst ongoing challenges in the external environment,” said Lei Xu, CEO of JD.com. “We are encouraged to see our commitment to providing the best possible user experience while supporting local communities and enterprises across China translates into increased mindshare, stronger user engagement and expanding user base, especially in our core JD Retail business. We will continue to serve our business partners, customers and society effectively through our supply chain based infrastructure while innovating to support China’s long-term growth.”

“We were pleased to post topline growth that outpaced the industry during a challenging period, as well as healthy profitability and cash flow,” said Sandy Xu, Chief Financial Officer of JD.com. “Our emphasis on financial discipline and operational efficiency has allowed us to return to shareholders in the form of share repurchases as well as a special cash dividend issued during the quarter. We will continue to focus on generating strong shareholder returns while maintaining our commitment to investing for the long term.”

Business Highlights

Environment, Social and Governance

•

JD.com recently released its second ESG report, highlighting the company’s progress during 2021 in developing green supply chains, boosting the real economy and promoting high-quality consumption and social efficiency. In the report, JD.com proactively disclosed climate-related information for the first time according to the standards set by the Task Force on Climate-related Financial Disclosures (TCFD), an organization created by the Financial Stability Board in 2015 improving the reporting of climate-related financial information.

•

In June, JD Logistics pioneered and launched the “Delivered with Original Package” (DWOP) certification, its proprietary standard for green packaging. To mark the fifth anniversary of JD’s “Green Stream Initiative”, JD Logistics partnered with a number of leading brands and manufacturers to ensure that over 80% of packages for products sold via e-commerce channels are DWOP compliant by 2030. Over the past five years, JD Logistics has cooperated with upstream and downstream partners to promote the environmentally-friendly DWOP model, with over 10,000 SKUs shipped directly from the factory in their original packaging. To date, the effort has reduced disposable package use by over 10 billion pieces, equivalent to saving approximately 20 million trees.

JD Retail

•

During the 618 Grand Promotion, JD.com’s omni-channel supermarket (JD Super) collaborated with more than 27,000 brands and over 34,000 offline stores to leverage JD.com’s “one-hour delivery” service to provide consumers with on-demand shopping options in nearly 400 cities across China. More than 30,000 partner stores saw increases in transaction volume of over 500% year-on-year. In particular, certain omni-channel businesses of retail chains including Walmart, China Resources Vanguard (CR Vanguard), and Yonghui increased transaction volume in aggregate by over 660% year-on-year during the 618 Grand Promotion.

•

During the second quarter, to enhance omni-channel retailing, JD.com’s Fashion and Lifestyle business upgraded to “The J Shop” and launched its online channel on JD.com’s app and offline pilot stores in cities including Xi’an, Shenzhen, Chengdu, Yinchuan and Beijing. As a new retail format that provides curated fashion and lifestyle collections, The J Shop takes full advantage of JD.com’s merchandising and service capabilities, intelligent social supply chain advantages and omni-channel capabilities. It is committed to meeting consumers’ evolving needs with a one-stop solution that provides seamless online and offline experience, swift product updates and turnover and interactive consumer engagement, as well as full-scope services along the purchasing path.

•

In the second quarter, CELINE, a luxury fashion brand under LVMH, partnered with JD.com and launched a flagship store on the platform. Others joining JD.com during the quarter also include French luxury fashion brand Maison Margiela, French multi-faceted lifestyle brand Maison Kitsuné, Canadian high-end outerwear and sportswear brand Moose Knuckles, and Italian streetwear brand GCDS. Meanwhile, beauty brands such as globally well-known LA MER, ARMANI, Jo Malone London, Shiseido and M.A.C joined JD.com and opened flagship stores, further enriching the Company’s offering of leading beauty and cosmetic products. In terms of home goods, British premium jewelry box brand WOLF and Italian heritage umbrella brand Pasotti also opened flagship stores on JD.com in the quarter.

•

JD Plus, the premium membership program of JD.com and the first paid membership program in China’s e-commerce industry, has exceeded the milestone of 30 million registered members in July 2022, setting a new record in scale. JD Plus members are among JD.com’s most active and loyal users with strong consumption power. Also notably, shopping frequency and spending of new JD Plus members increased significantly after joining the program. JD Plus also empowers vertical industries and upstream supply-chain enterprises to engage and create value to Plus members online and offline.

JD Health

•

In June, JD Health upgraded its medical services and launched three new online consultation services: “Expert Consulting”, “Instant Consultation with JD Doctor” and “Nighttime Consultation” to further address users’ diverse medical needs. The “Expert Consulting” service cooperates with leading physicians from multiple “Grade 3A” hospitals in China; the “Nighttime Consultation” service arranges on-duty doctors to provide consultation services available overnight; and the “Instant Consultation with JD Doctor” service provides users with standardized medical consultation services through carefully selected in-house and external physicians.

•

In June, JD Health released its “Enterprise Health Strategy” offering corporate clients a full range of customized online and offline employee health management and medical services, covering multiple solutions including corporate emergency rescue management, employee weight management, and employee mental health management.

•

In June, JD Health jointly built an internet hospital with Hebei Cangzhou Central Hospital and became one of the first internet hospitals in Hebei Province to be officially connected with social health insurance system, enabling social insurance payment for healthcare services such as online consultation services, prescription purchases and home delivered services.

JD Logistics

•

During the second quarter, JD Logistics launched two new Asia No.1 smart industrial parks into operations in the cities of Yiwu and Wenzhou in Zhejiang Province. Together with the existing Asia No.1 smart industrial park in Hangzhou, the three smart industrial parks cover the entire Zhejiang province and drive the same or next-day delivery ratio of JD Group’s online retail orders within the province to around 95%, while extending the service to the rest of Yangtze River Delta region.

•

As of June 30, 2022, JD Logistics operated over 1,400 warehouses. Including warehouse space managed through the Open Warehouse Platform, JD Logistics’s warehouse network had an aggregate gross floor area of approximately 26 million square meters.

Dada

•

During this year’s 618 Grand Promotion, in collaboration with more than 150,000 offline stores across all product categories, JD.com’s on-demand retail services including its Shop Now program and JD Daojia (JDDJ) provided more local products and one-hour delivery on-demand retail experiences for consumers in over 1,700 cities and counties across China. Shop Now and JDDJ altogether achieved a 77% increase year-over-year, while the number of users who placed orders through Shop Now increased by over 400% compared to the previous year. In addition, Dada Now, Dada’s diversified local on-demand delivery service, provided omni-channel fulfillment services for merchants in all industries, including small and medium-sized merchants which delivery volume increased 83% year-on-year.

JD Property

•

In July 2022, JD Property entered into an agreement to set up its third logistics properties core fund, with a leading global investment institution as its core investor. Prior to that, JD Property has successfully completed the fundraising for two logistics properties core funds, one logistics properties development fund, and one logistics M&A fund. Upon the completion, the total assets transferred under management of the aforementioned core funds, development fund and M&A fund would exceed RMB27.3 billion.

Second Quarter 2022 Financial Results

Net Revenues. For the second quarter of 2022, JD.com reported net revenues of RMB267.6 billion (US$40.0 billion), representing a 5.4% increase from the same period of 2021. Net product revenues increased by 2.9%, while net service revenues increased by 21.9% for the second quarter of 2022, as compared to the same period of 2021.

Cost of Revenues. Cost of revenues increased by 4.3% to RMB231.7 billion (US$34.6 billion) for the second quarter of 2022 from RMB222.1 billion for the second quarter of 2021.

Fulfillment Expenses. Fulfillment expenses, which primarily include procurement, warehousing, delivery, customer service and payment processing expenses, increased by 11.3% to RMB16.3 billion (US$2.4 billion) for the second quarter of 2022 from RMB14.6 billion for the second quarter of 2021. Fulfillment expenses as a percentage of net revenues was 6.1% for the second quarter of 2022, compared to 5.8% for the same period last year. The increase was primarily due to the additional cost incurred in support of the combat against the COVID-19 pandemic in Shanghai and other several regions in China.

Marketing Expenses. Marketing expenses was RMB9.5 billion (US$1.4 billion) for the second quarter of 2022, as compared to RMB10.6 billion for the second quarter of 2021.

Research and Development Expenses. Research and development expenses increased by 9.0% to RMB4.0 billion (US$0.6 billion) for the second quarter of 2022 from RMB3.7 billion for the second quarter of 2021.

General and Administrative Expenses. General and administrative expenses was RMB2.3 billion (US$0.3 billion) for the second quarter of 2022, as compared to RMB2.6 billion for the second quarter of 2021.

Income from Operations and Non-GAAP Income from Operations. Income from operations for the second quarter of 2022 was RMB3.8 billion (US$0.6 billion), compared to RMB0.3 billion for the same period last year. Non-GAAP income from operations was RMB5.8 billion (US$0.9 billion) for the second quarter of 2022, as compared to RMB2.5 billion for the second quarter of 2021. Operating margin of JD Retail before unallocated items for the second quarter of 2022 was 3.4%, compared to 2.6% for the second quarter of 2021.

Non-GAAP EBITDA. Non-GAAP EBITDA was RMB7.2 billion (US$1.1 billion) for the second quarter of 2022, compared to RMB3.7 billion for the second quarter of 2021.

Share of Results of Equity Investees. Share of results of equity investees was a loss of RMB1.6 billion (US$0.2 billion) for the second quarter of 2022, as compared to an income of RMB0.5 billion for the second quarter of 2021. The loss for the second quarter of 2022 was primarily due to non-cash impairment and share of losses from certain equity investees.

Others, net. Other non-operating income was RMB3.6 billion (US$0.5 billion) for the second quarter of 2022, as compared to RMB0.5 billion for the second quarter of 2021. The increase was primarily due to the fair value change of investment securities.

Net Income Attributable to Ordinary Shareholders and Non-GAAP Net Income Attributable to Ordinary Shareholders. Net income attributable to ordinary shareholders for the second quarter of 2022 was RMB4.4 billion (US$0.7 billion), compared to RMB0.8 billion for the same period last year. Non-GAAP net income attributable to ordinary shareholders for the second quarter of 2022 was RMB6.5 billion (US$1.0 billion), as compared to RMB4.6 billion for the same period last year.

Diluted EPS and Non-GAAP Diluted EPS. Diluted net income per ADS for the second quarter of 2022 was RMB2.74 (US$0.41), compared to RMB0.50 for the second quarter of 2021. Non-GAAP diluted net income per ADS for the second quarter of 2022 was RMB4.06 (US$0.61), compared to RMB2.90 for the second quarter of 2021.

Cash Flow and Working Capital

As of June 30, 2022, the company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB206.8 billion (US$30.9 billion), compared to RMB191.3 billion as of December 31, 2021. For the second quarter of 2022, free cash flow of the company was as follows:

	For the three months ended
	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$
	(In millions)
Net cash provided by operating activities	28,890	33,667	5,026
Add: Impact from JD Baitiao receivables included in the operating cash flow	3,291	1,802	269
(Less)/Add: Capital expenditures, net of related sales proceeds
Capital expenditures for development properties	(2,874)	(4,947)	(739)
Other capital expenditures*	215	(513)	(77)

Free cash flow	29,522	30,009	4,479

*	Including capital expenditures related to the company’s headquarters in Beijing and all other CAPEX.

Net cash used in investing activities was RMB30.9 billion (US$4.6 billion) for the second quarter of 2022, consisting primarily of increase in short-term investments and cash paid for capital expenditures.

Net cash used in financing activities was RMB11.3 billion (US$1.7 billion) for the second quarter of 2022, consisting primarily of cash paid for dividends, cash paid for share repurchase, partially offset by the net proceeds from bank loans and proceeds from the share placement of JD Logistics.

For the twelve months ended June 30, 2022, free cash flow of the company was as follows:

	For the twelve months ended
	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$
	(In millions)
Net cash provided by operating activities	38,851	51,102	7,629
Add/(Less): Impact from JD Baitiao receivables included in the operating cash flow	1,938	(1,956)	(292)
Less: Capital expenditures, net of related sales proceeds
Capital expenditures for development properties	(4,483)	(16,637)	(2,483)
Other capital expenditures	(4,433)	(4,849)	(724)

Free cash flow	31,873	27,660	4,130

Supplemental Information

The company reported four segments since the first quarter of 2022, JD Retail, JD Logistics, Dada and New businesses. JD Retail mainly consists of online retail, online marketplace and marketing services in China. JD Logistics includes both internal and external logistics businesses. Dada is a local on-demand delivery and retail platform in China. New businesses mainly include JD Property, Jingxi, overseas businesses and technology initiatives.

The table below sets forth the segment operating results:

	For the three months ended			For the six months ended
	June 30, 2021	June 30, 2022	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$	RMB	RMB	US$
	(In millions)			(In millions)
Net revenues:
JD Retail	232,557	241,557	36,064	418,353	459,081	68,539
JD Logistics	26,061	31,272	4,669	48,472	58,623	8,752
Dada	—	2,281	341	—	2,969	443
New businesses	6,963	6,265	935	12,118	12,020	1,795
Inter-segment*	(11,920)	(13,775)	(2,057)	(22,241)	(25,438)	(3,798)

Total segment net revenues	253,661	267,600	39,952	456,702	507,255	75,731
Unallocated items**	139	—	—	275	—	—

Total consolidated net revenues	253,800	267,600	39,952	456,977	507,255	75,731

Operating income/(loss):
JD Retail	5,987	8,173	1,220	13,327	16,064	2,398
JD Logistics	(357)	36	5	(1,830)	(625)	(93)
Dada	—	(424)	(63)	—	(616)	(92)
New businesses	(3,020)	(2,032)	(303)	(5,302)	(4,418)	(660)
Including: gain on sale of development properties	87	—	—	170	—	—

Total segment operating income	2,610	5,753	859	6,195	10,405	1,553
Unallocated items**	(2,309)	(1,995)	(298)	(4,234)	(4,239)	(632)

Total consolidated operating income	301	3,758	561	1,961	6,166	921

*

The inter-segment eliminations mainly consist of revenues from supply chain solutions and logistics services provided by JD Logistics to JD Retail, on-demand delivery and retail services provided by Dada to JD Retail and JD Logistics, and property leasing services provided by JD Property to JD Logistics.

**

Unallocated items include share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, and impairment of goodwill and intangible assets, which are not allocated to segments.

The table below sets forth the revenue information:

	For the three months ended			For the six months ended
	June 30, 2021	June 30, 2022	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$	RMB	RMB	US$
	(In millions)			(In millions)
Electronics and home appliances revenues	136,774	136,618	20,397	240,779	254,986	38,068
General merchandise revenues	82,916	89,402	13,347	154,193	175,450	26,194

Net product revenues	219,690	226,020	33,744	394,972	430,436	64,262
Marketplace and marketing revenues	18,985	20,742	3,097	33,105	38,418	5,736
Logistics and other service revenues	15,125	20,838	3,111	28,900	38,401	5,733

Net service revenues	34,110	41,580	6,208	62,005	76,819	11,469

Total net revenues	253,800	267,600	39,952	456,977	507,255	75,731

Conference Call

JD.com’s management will hold a conference call at 8:00 am, Eastern Time on August 23, 2022, (8:00 pm, Beijing/Hong Kong Time on August 23, 2022) to discuss its financial results for the three and six months ended June 30, 2022.

Please register in advance of the conference using the link provided below and dial in 15 minutes prior to the call, using participant dial-in numbers, the Passcode and unique access PIN which would be provided upon registering. You will be automatically linked to the live call after completion of this process, unless required to provide the conference ID below due to regional restrictions.

PRE-REGISTER LINK: https://s1.c-conf.com/diamondpass/10024459-3m5ld2.html

CONFERENCE ID: 10024459

A telephone replay will be available for one week until August 30, 2022. The dial-in details are as follows:

US:	+1-855-883-1031

International:	+61-7-3107-6325

Hong Kong:	800-930-639

Mainland China:	400-120-9216

Passcode:	10024459

Additionally, a live and archived webcast of the conference call will also be available on the company’s investor relations website at http://ir.jd.com.

About JD.com

JD.com is a leading supply chain-based technology and service provider. The company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries.

Non-GAAP Measures

In evaluating the business, the company considers and uses non-GAAP measures, such as non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to ordinary shareholders, non-GAAP net margin, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per share and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP income/(loss) from operations as income/(loss) from operations excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, gain on sale of development properties and impairment of goodwill and intangible assets. The company defines non-GAAP net income/(loss) attributable to ordinary shareholders as net income/(loss) attributable to ordinary shareholders excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements and non-compete agreements, gain/(loss) on disposals/deemed disposals of investments and others, reconciling items on the share of equity method investments, loss/(gain) from fair value change of long-term investments, impairment of goodwill, intangible assets and investments, gain and foreign exchange impact in relation to sale of development properties and tax effects on non-GAAP adjustments. The company defines free cash flow as operating cash flow adjusting the impact from JD Baitiao receivables included in the operating cash flow and capital expenditures, net of the proceeds from sale of development properties. Capital expenditures include purchase of property, equipment and software, cash paid for construction in progress, purchase of intangible assets and land use rights. The company defines non-GAAP EBITDA as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions. Non-GAAP basic net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per share multiplied by two.

The company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP income/(loss) from operations, non-GAAP net income/(loss) attributable to ordinary shareholders and non-GAAP EBITDA reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from JD Baitiao receivables included in the operating cash flow and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. The company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the company’s current operating performance and future prospects in the same manner as management does, if they so choose. The company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the company’s core operating results and business outlook.

The non-GAAP financial measures have limitations as analytical tools. The company’s non-GAAP financial measures do not reflect all items of income and expense that affect the company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The company encourages you to review the company’s financial information in its entirety and not rely on a single financial measure.

CONTACTS:

Investor Relations

Sean Zhang

+86 (10) 8912-6804

IR@JD.com

Media Relations

+86 (10) 8911-6155

Press@JD.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; laws, regulations and governmental policies relating to the industries in which JD.com or its business partners operate; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies that could adversely affect the industries in which JD.com or its business partners operate, including, among others, initiatives to enhance supervision of companies listed on an overseas exchange and tighten scrutiny over data privacy and data security; risks associated with JD.com’s acquisitions, investments and alliances, including fluctuation in the market value of JD.com’s investment portfolio; impact of the COVID-19 pandemic; natural disasters and geopolitical events; change in tax rates and financial risks; intensity of competition; and general market and economic conditions in China and globally. Further information regarding these and other risks is included in JD.com’s filings with the SEC and the announcements on the website of the Hong Kong Stock Exchange. All information provided herein is as of the date of this announcement, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In millions, except otherwise noted)

	As of
	December 31, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	70,767	78,821	11,768
Restricted cash	5,926	5,743	857
Short-term investments	114,564	122,223	18,247
Accounts receivable, net (including JD Baitiao of RMB2.5 billion and RMB3.2 billion as of December 31, 2021 and June 30, 2022, respectively)(1)	11,900	15,841	2,365
Advance to suppliers	3,959	2,537	379
Inventories, net	75,601	76,029	11,351
Prepayments and other current assets	11,455	18,998	2,837
Amount due from related parties	5,500	3,679	549
Assets held for sale	—	120	18

Total current assets	299,672	323,991	48,371
Non-current assets
Property, equipment and software, net	32,944	44,569	6,654
Construction in progress	5,817	8,036	1,200
Intangible assets, net	5,837	7,507	1,121
Land use rights, net	14,328	27,884	4,163
Operating lease right-of-use assets	19,987	20,165	3,011
Goodwill	12,433	18,560	2,771
Investment in equity investees	63,222	55,893	8,345
Investment securities	19,088	17,518	2,615
Deferred tax assets	1,111	1,072	160
Other non-current assets	21,804	28,213	4,211
Amount due from related parties	264	303	45

Total non-current assets	196,835	229,720	34,296

Total assets	496,507	553,711	82,667

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In millions, except otherwise noted)

	As of
	December 31, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term debts	4,368	13,754	2,053
Accounts payable	140,484	159,932	23,877
Advance from customers	29,106	30,768	4,594
Deferred revenues	3,458	4,717	704
Taxes payable	2,568	2,629	392
Amount due to related parties	519	315	47
Accrued expenses and other current liabilities	34,468	36,487	5,449
Operating lease liabilities	6,665	6,861	1,024
Liabilities held for sale	—	23	3

Total current liabilities	221,636	255,486	38,143
Non-current liabilities
Deferred revenues	1,297	1,183	177
Unsecured senior notes	9,386	9,847	1,470
Deferred tax liabilities	1,897	5,049	754
Long-term borrowings	—	14,812	2,211
Operating lease liabilities	13,721	13,806	2,061
Other non-current liabilities	1,786	1,600	239

Total non-current liabilities	28,087	46,297	6,912

Total liabilities	249,723	301,783	45,055

(1)

JD Technology performs credit risk assessment services for JD Baitiao business and absorbs the credit risk of the underlying Baitiao receivables. Facilitated by JD Technology, the company periodically securitizes Baitiao receivables through the transfer of those assets to securitization plans and derecognizes the related Baitiao receivables through sales type arrangements.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In millions, except otherwise noted)

	As of
	December 31, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$
MEZZANINE EQUITY
Convertible redeemable non-controlling interests	1,212	467	70
SHAREHOLDERS’ EQUITY
Total JD.com, Inc. shareholders’ equity (US$0.00002 par value, 100,000 shares authorized, 3,178 shares issued and 3,123 shares outstanding as of June 30, 2022)	208,912	201,316	30,056
Non-controlling interests	36,660	50,145	7,486

Total shareholders’ equity	245,572	251,461	37,542

Total liabilities, mezzanine equity and shareholders’ equity	496,507	553,711	82,667

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In millions, except per share data)

	For the three months ended			For the six months ended
	June 30, 2021	June 30, 2022	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	219,690	226,020	33,744	394,972	430,436	64,262
Net service revenues	34,110	41,580	6,208	62,005	76,819	11,469

Total net revenues	253,800	267,600	39,952	456,977	507,255	75,731

Cost of revenues	(222,071)	(231,706)	(34,593)	(396,125)	(437,915)	(65,379)
Fulfillment	(14,649)	(16,308)	(2,435)	(28,453)	(31,793)	(4,747)
Marketing	(10,612)	(9,477)	(1,415)	(17,611)	(18,182)	(2,714)
Research and development	(3,693)	(4,027)	(601)	(8,223)	(8,411)	(1,256)
General and administrative	(2,561)	(2,324)	(347)	(4,774)	(4,788)	(714)
Gain on sale of development properties	87	—	—	170	—	—

Income from operations(2)(3)	301	3,758	561	1,961	6,166	921

Other income/(expenses)
Share of results of equity investees	523	(1,604)	(239)	1,205	(2,685)	(401)
Interest expense	(233)	(484)	(72)	(491)	(828)	(124)
Others, net(4)	456	3,586	535	2,494	(312)	(47)

Income before tax	1,047	5,256	785	5,169	2,341	349
Income tax expenses	(569)	(1,227)	(184)	(1,049)	(1,831)	(273)

Net income	478	4,029	601	4,120	510	76

Net loss attributable to non-controlling interests shareholders	(320)	(350)	(52)	(299)	(883)	(132)
Net income attributable to mezzanine equity classified as non-controlling interests shareholders	4	3	—	7	8	1

Net income attributable to ordinary shareholders	794	4,376	653	4,412	1,385	207

Net income per share:
Basic	0.26	1.40	0.21	1.42	0.45	0.07
Diluted	0.25	1.37	0.20	1.38	0.43	0.06
Net income per ADS:
Basic	0.51	2.80	0.42	2.84	0.89	0.13
Diluted	0.50	2.74	0.41	2.76	0.85	0.13

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In millions, except per share data)

	For the three months ended			For the six months ended
	June 30, 2021	June 30, 2022	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$	RMB	RMB	US$
(2) Includes share-based compensation expenses as follows:
Cost of revenues	(15)	(28)	(4)	(36)	(59)	(9)
Fulfillment	(170)	(200)	(30)	(341)	(427)	(64)
Marketing	(129)	(149)	(22)	(249)	(298)	(44)
Research and development	(453)	(325)	(49)	(878)	(740)	(110)
General and administrative	(1,310)	(875)	(130)	(2,271)	(1,904)	(285)

(3) Includes amortization of business cooperation arrangement and intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(56)	(107)	(16)	(108)	(180)	(27)
Marketing	(212)	(219)	(33)	(421)	(436)	(65)
Research and development	(26)	(60)	(9)	(51)	(98)	(15)
General and administrative	(77)	(32)	(5)	(154)	(97)	(14)

(4) Others are other non-operating income/(loss), primarily consist of gains/(losses) from fair value change of long-term investments, gains/(losses) from business and investment disposals, impairment of investments, government incentives, interest income and foreign exchange gains/(losses).

JD.com, Inc.
Unaudited Non-GAAP Net Income Per Share and Per ADS
(In millions, except per share data)

	For the three months ended			For the six months ended
	June 30, 2021	June 30, 2022	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$	RMB	RMB	US$
Non-GAAP net income attributable to ordinary shareholders	4,627	6,489	969	8,594	10,521	1,571
Weighted average number of shares:
Basic	3,106	3,121	3,121	3,106	3,119	3,119
Diluted	3,190	3,176	3,176	3,199	3,182	3,182
Non-GAAP net income per share:
Basic	1.49	2.08	0.31	2.77	3.37	0.50
Diluted	1.45	2.03	0.30	2.68	3.29	0.49
Non-GAAP net income per ADS:
Basic	2.98	4.16	0.62	5.53	6.75	1.01
Diluted	2.90	4.06	0.61	5.37	6.58	0.98

JD.com, Inc.
Unaudited Interim Condensed Consolidated Statements of Cash Flows and Free Cash Flow
(In millions)

	For the three months ended			For the six months ended
	June 30, 2021	June 30, 2022	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	28,890	33,667	5,026	21,381	30,182	4,506
Net cash used in investing activities	(18,074)	(30,926)	(4,617)	(25,705)	(26,364)	(3,936)
Net cash provided by/(used in) financing activities	17,443	(11,309)	(1,688)	16,851	1,386	207
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(968)	3,126	466	(372)	2,668	398

Net increase/(decrease) in cash, cash equivalents and restricted cash	27,291	(5,442)	(813)	12,155	7,872	1,175
Cash, cash equivalents and restricted cash at beginning of period(5)	75,499	90,006	13,438	90,635	76,692	11,450

Cash, cash equivalents and restricted cash at end of period(5)	102,790	84,564	12,625	102,790	84,564	12,625

Net cash provided by operating activities	28,890	33,667	5,026	21,381	30,182	4,506
Add: Impact from JD Baitiao receivables included in the operating cash flow	3,291	1,802	269	4,516	68	10
(Less)/Add: Capital expenditures, net of related sales proceeds
Capital expenditures for development properties	(2,874)	(4,947)	(739)	(4,497)	(7,623)	(1,138)
Other capital expenditures	215	(513)	(77)	(1,620)	(1,415)	(211)

Free cash flow	29,522	30,009	4,479	19,780	21,212	3,167

(5)	Including cash, cash equivalents and restricted cash classified as assets held for sale of RMB133.6 million, nil and nil as of June 30, 2021, December 31, 2021 and June 30, 2022, respectively.

JD.com, Inc.
Supplemental Financial Information and Business Metrics

	Q2 2021	Q3 2021	Q4 2021	Q1 2022	Q2 2022
Free cash flow (in RMB billions) – trailing twelve months (“TTM”)	31.9	28.5	26.2	27.2	27.7
Inventory turnover days(6) – TTM	31.0	30.1	30.3	30.2	31.5
Accounts payable turnover days(7) – TTM	45.8	45.5	45.3	45.0	49.4
Accounts receivable turnover days(8) – TTM	2.7	2.8	2.9	3.2	3.6
Annual active customer accounts (in millions)	531.9	552.2	569.7	580.5	580.8

(6)   TTM inventory turnover days are the quotient of average inventory over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(7)   TTM accounts payable turnover days are the quotient of average accounts payable for retail business over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(8)   TTM accounts receivable turnover days are the quotient of average accounts receivable over the immediately preceding five quarters, up to and including the last quarter of the period, to total net revenues for the last twelve months and then multiplied by 360 days. Presented are the accounts receivable turnover days excluding the impact from JD Baitiao.

JD.com, Inc.
Unaudited Reconciliation of GAAP and Non-GAAP Results
(In millions, except percentage data)

	For the three months ended			For the six months ended
	June 30, 2021	June 30, 2022	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$	RMB	RMB	US$
Income from operations	301	3,758	561	1,961	6,166	921
Add: Share-based compensation	2,077	1,577	235	3,775	3,428	512
Add: Amortization of intangible assets resulting from assets and business acquisitions	236	291	44	467	549	82
(Reversal of)/Add: Effects of business cooperation arrangements	(4)	127	19	(8)	262	39
Reversal of: Gain on sale of development properties	(87)	—	—	(170)	—	—

Non-GAAP income from operations	2,523	5,753	859	6,025	10,405	1,554

Add: Depreciation and other amortization	1,224	1,422	212	2,662	2,836	423

Non-GAAP EBITDA	3,747	7,175	1,071	8,687	13,241	1,977

Total net revenues	253,800	267,600	39,952	456,977	507,255	75,731
Non-GAAP operating margin	1.0%	2.1%	2.1%	1.3%	2.1%	2.1%

Non-GAAP EBITDA margin	1.5%	2.7%	2.7%	1.9%	2.6%	2.6%

JD.com, Inc.
Unaudited Reconciliation of GAAP and Non-GAAP Results
(In millions, except percentage data)

	For the three months ended			For the six months ended
	June 30, 2021	June 30, 2022	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to ordinary shareholders	794	4,376	653	4,412	1,385	207
Add: Share-based compensation	2,077	1,314	196	3,775	2,907	434
Add: Amortization of intangible assets resulting from assets and business acquisitions	236	201	30	467	399	60
(Reversal of)/Add: Reconciling items on the share of equity method investments(9)	(385)	441	66	(1,031)	830	124
Add: Impairment of goodwill, intangible assets, and investments	267	1,257	188	308	1,257	188
Add/(Reversal of): Loss/(Gain) from fair value change of long-term investments	1,589	(1,069)	(160)	766	165	25
Reversal of: Gain on sale of development properties	(87)	—	—	(170)	—	—
(Reversal of)/Add: Net (gain)/loss on disposals/deemed disposals of investments and others	(16)	(31)	(5)	(16)	3,518	525
(Reversal of)/Add: Effects of business cooperation arrangements and non-compete agreements	(24)	127	19	(46)	250	37
Add/(Reversal of): Tax effects on non-GAAP adjustments	176	(127)	(18)	129	(190)	(29)

Non-GAAP net income attributable to ordinary shareholders	4,627	6,489	969	8,594	10,521	1,571

Total net revenues	253,800	267,600	39,952	456,977	507,255	75,731
Non-GAAP net margin	1.8%	2.4%	2.4%	1.9%	2.1%	2.1%

(9)	To exclude the GAAP to non-GAAP reconciling items on the share of equity method investments, and share of amortization of intangibles not on their books.